Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-12416 on Form F-3 of our reports dated June 22, 2007, except for Notes 58 and 59 as to which the date is June 29, 2007 relating to the consolidated financial statements of Banco Santander Central Hispano, S.A., (which report expresses an unqualified opinion and includes an explanatory paragraph related to the nature and extent of differences between the International Financial Reporting Standards, as adopted by the European Union (“EU-IFRS”) required to be applied under Bank of Spain’s Circular 4/2004 and accounting principles generally accepted in the United States of America), and management’s report on the effectiveness of internal control over financial reporting appearing in this Annual report on Form 20-F of Banco Santander Central Hispano, S.A. for the year ended December 31, 2006.

/s/ Deloitte, S.L.

DELOITTE, S.L.

Madrid, Spain
June 29, 2007